Response Genetics, Inc.
1640 Marengo St., 6th Floor
Los Angeles, CA 90033

June 26, 2009

VIA EDGAR AND FACSIMILE

Rose Zukin
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Registration Statement on Form S-3 (File No. 333-159297)

Dear Ms. Zukin:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Response Genetics, Inc. (the “Registrant”) hereby requests that the effective date of the above referenced Registration Statement on Form S-3 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., New York City time, on Tuesday, June 30, 2009, or as soon thereafter as may be practicable.

The Registrant represents and acknowledges to the Commission that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding any of the foregoing, please do not hesitate to contact me at (301) 293-1458 or Steven Seidman, Esq. of Willkie Farr & Gallagher, LLP, our legal counsel, at (212) 728-8763.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours,

Response Genetics, Inc.

By: /s/ Denise McNairn
Name: Denise McNairn
Title: General Counsel